UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iRobot Corporation

File No. 0-51598 - CF#25184

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iRobot Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2010, as amended on December 29, 2010 to refile Exhibits 10.1 and 10.2 with reduced redactions.

Based on representations by iRobot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through March 18, 2013
Exhibit 10.2	through March 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel